CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue
Suite 503
Spokane, Washington 99201
(509) 624-1475
Fax: (509) 747-1770
E-mail: cclysiak@qwest.net

July 14, 2006

Mr. John Reynolds, Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-3561

RE:   Snowdon Resources Corporation.
Form SB-2 Registration Statement
File No. 333-134943

Dear Mr. Reynolds:

In response to your letter of comments dated June 26, 2006, please be advised that the disclosure you requested may be found in the last portion of the Business section of the registration statement under the caption "Blank Check Issue." Snowdon is adamant that it is not a blank check corporation, accordingly, the registration statement has not been revised to comply with Reg. 419 of the Securities Act of 1933.

A new auditor's consent has been provided.

Yours truly,

CONRAD C. LYSIAK
Conrad C. Lysiak

CCL:jtb

cc: Snowdon Resources Corporation